Neurobiological Technologies, Inc.

2000 Powell Street, Suite 800

Emeryville, CA 94608

March 22, 2006

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Neurobiological Technologies, Inc.

Acceleration Request for Registration Statement on Form S-3 (No. 333-123017)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced registration statement be accelerated to Friday, March 23, 2006, at 4:00 p.m., EDT, or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking subsequent action with respect to that filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Company acknowledges that it may not assert the Commission’s acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

Sincerely,

Neurbiological Technologies, Inc.

/s/ Craig Carlson

Craig Carlson

Chief Financial Officer

cc:	Nasdaq (via facsimile)